UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

On Deck Capital, Inc.
(Name of Issuer)

Common Stock, par value $.0.005 per share
(Title of Class of Securities)

682163100
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 17, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,000,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 71,605,708 shares of Common Stock, par value $0.005 per share (“Common Stock”) outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 16, 2017.

CUSIP No. 682163100	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,000,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the SEC on February 16, 2017.

CUSIP No. 682163100	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,744,290

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,744,290

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,744,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the SEC on February 16, 2017.

CUSIP No. 682163100	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,744,290

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,744,290

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,744,290

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the SEC on February 16, 2017.

CUSIP No. 682163100	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
255,710

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
255,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the SEC on February 16, 2017.

CUSIP No. 682163100	Page 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
255,710

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
255,710

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the SEC on February 16, 2017.

ITEM 1.  SECURITY AND ISSUER
This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.005 per share (the “Common Stock”), of On Deck Capital, Inc., a New York corporation (the “Issuer”).  The address of the Issuer's principal executive offices is 1400 Broadway, 25th Floor, New York, New York, 10018.
ITEM 2.  IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”)*:

• EJF Capital LLC;
• Emanuel J. Friedman;
• EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”);
• EJF Debt Opportunities GP, LLC;
• EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II” and, together with the Debt Fund, the “Funds”); and
• EJF Debt Opportunities II GP, LLC

* The Reporting Persons have entered into a joint filing agreement, dated as of February 21, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

(c)	EJF Capital LLC

EJF Capital LLC (“EJF”), an investment adviser that is registered under the Investment Advisers Act of 1940, as amended, provides investment advice to and manages, either directly or through a general partner or investment manager of which it is the sole member, pooled investment vehicles and separately managed accounts, including the Funds.

Emanuel J. Friedman

The principal occupation of Emanuel J. Friedman is serving as the controlling member of EJF.

EJF Debt Opportunities GP, LLC

The principal business of EJF Debt Opportunities GP, LLC is serving as the general partner of the Debt Fund and as general partner and investment manager of certain affiliates thereof.

EJF Debt Opportunities II GP, LLC

The principal business of EJF Debt Opportunities II GP, LLC is serving as the general partner of the Debt Fund II and as investment manager of an affiliate thereof.

Funds

The principal business of each of the Funds is investing in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of February 21, 2017, as reflected in this Statement, the Reporting Persons beneficially owned an aggregate of 5,000,000 shares of Common Stock (the “Subject Shares”).

The Subject Shares were acquired by or on behalf of the Funds using investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The aggregate consideration paid for the Subject Shares purchased by the Reporting Persons, including brokerage commissions, was approximately $23,068,766.

ITEM 4.  PURPOSE OF TRANSACTION

The Subject Shares were acquired by the Funds for investment purposes.  The Reporting Persons believe that the shares of Common Stock are undervalued and are an attractive investment.

The Reporting Persons may seek to engage in discussions with management, the Issuer’s Board of Directors (the “Board”) and other shareholders of the Issuer and other persons concerning the business, assets, capitalization, financial condition, operations, governance, management, and strategic future plans of the Issuer.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, take such actions with respect to the Funds’ investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 71,605,708 shares of Common Stock outstanding as of December 31, 2016, as disclosed in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on February 16, 2017.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,744,290 such shares of Common Stock, representing 6.6% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,744,290 such shares of Common Stock, representing 6.6% of the outstanding shares of Common Stock.

The Debt Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 255,710 such shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock.  EJF Debt Opportunities II GP, LLC, as the general partner of the Debt Fund II, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 255,710 such shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Funds, either directly or through a general partner or investment manager of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 7.0% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman’s position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 7.0% of the outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(c)
Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

From time to time, each of the Reporting Persons may lend portfolio securities, including the Subject Shares, to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement, dated February 21, 2017

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 21, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected in the open market through brokers by the Funds.  As reflected in Item 5, and by virtue of the relationships described therein, the Funds, EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
2/17/2017	69,510	$4.56	$317,306.20
2/17/2017	30,000	$4.77	$143,178.00
2/17/2017	122,000	$4.77	$581,940.00
2/17/2017	26,449	$4.85	$128,253.85
2/16/2017	82,800	$4.93	$408,204.00
2/16/2017	174,500	$4.68	$817,078.80
2/16/2017	100,000	$4.70	$469,940.00
2/16/2017	180,900	$4.79	$866,782.35
2/7/2017	152,241	$5.20	$791,653.20
1/30/2017	174,619	$4.75	$829,440.25
1/30/2017	60,381	$4.75	$286,809.75
1/30/2017	1,696	$4.68	$7,929.14
1/30/2017	4,904	$4.68	$22,927.18
1/27/2017	29,722	$4.74	$140,882.28
1/27/2017	10,278	$4.74	$48,717.72
1/23/2017	12,847	$4.84	$62,210.31
1/23/2017	37,153	$4.84	$179,909.69
1/18/2017	25,632	$4.75	$121,790.45
1/18/2017	47,602	$4.78	$227,537.56
1/18/2017	9,368	$4.75	$44,512.05
1/18/2017	17,398	$4.78	$83,162.44
1/13/2017	38,493	$4.97	$191,202.43
1/13/2017	14,069	$4.97	$69,883.54
1/12/2017	15,064	$4.88	$73,512.32
1/12/2017	5,506	$4.88	$26,869.28
1/11/2017	20,795	$4.95	$102,949.81
1/11/2017	16,392	$5.04	$82,564.86
1/11/2017	5,991	$5.04	$30,176.07
1/11/2017	7,601	$4.95	$37,630.27
1/10/2017	1,686	$4.88	$8,224.81
1/10/2017	616	$4.88	$3,005.03
1/9/2017	26,766	$4.80	$128,474.12
1/9/2017	3,234	$4.80	$351,515.88
1/6/2017	10,965	$4.82	$52,900.64
1/6/2017	4,007	$4.82	$19,331.77
1/6/2017	36,862	$4.84	$178,456.31
1/6/2017	13,473	$4.84	$65,225.49
1/5/2017	26,766	$4.78	$127,898.65
1/5/2017	73,234	$4.78	$349,941.35
1/4/2017	(79,038)	$5.36	$(423,643.68)
1/4/2017	(962)	$5.36	$(5,156.32)
1/4/2017	(241)	$5.24	$(1,262.77)
1/4/2017	(19,759)	$5.24	$(103,531.23)
1/3/2017	10,787	$4.62	$49,806.82
1/3/2017	29,363	$4.62	$135,583.65
1/3/2017	29,513	$4.62	$136,270.37
1/3/2017	80,337	$4.62	$370,956.10
12/30/2016	431,300	$4.59	$1,978,675.01
12/30/2016	150,000	$4.62	$692,250.00
12/30/2016	38,534	$4.61	$177,761.20
12/29/2016	68,646	$4.54	$311,858.78
12/28/2016	55,620	$4.51	$251,013.06
12/28/2016	2,354,380	$4.45	$10,476,991.00
12/23/2016	30,000	$4.42	$132,627.00
12/23/2016	60,000	$4.31	$258,600.00

(1)    Not including any brokerage commissions or service charges.